

02051739

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

Luxfer Holdings PLC

The Victoria, Harbour City, Salford Quays,
Manchester M5 2SP

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F...X.................. Form 40 F.....................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes............................ No.......X........................

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

Exhibit Index

1. Luxfer Holdings plc Interim Financial Statements For the half year ended 30 June 2002.

Exhibit 1

LUXFER HOLDINGS PLC

Interim Financial Statements

For the half year ended

30 June 2002


LUXFER GROUP

HIGH PERFORMANCE ENGINEERING MATERIALS WORLDWIDE

LUXFER HOLDINGS PLC

CONTENTS

TRADING STATEMENT FOR THE HALF YEAR ENDED 30 JUNE 2002

GROUP OVERVIEW

As announced near the end of 2001, the Group embarked on a major rationalisation and redundancy programme through the fourth quarter of 2001 and first quarter of 2002. The benefit of these cost savings is now being seen through an improved profit performance when compared to the last half of 2001. Trading has shown some improvement since the year end with our Gas Cylinders division displaying further growth in composite cylinder volumes and the successful commissioning of Elektron's magnesium reprocessing plant in the Czech Republic has added additional capacity to service this growth market.

The trading environment remains difficult in many of our key markets, restricting opportunities for top line growth. Turnover at £120.5 million for continuing operations in the first half of 2002, is £3.1 million below the prior first half year. Profit before goodwill and exceptional items of £8.0 million is also behind the prior first half year result of £11.1 million.

There has however been an improvement in profits over recent quarters, driven by the lower cost base in all our businesses and a modest recovery in some key end markets.

Cost controls and cash conservation measures have enabled the Group to improve its trading cash flow position. Operating cash flows generated to 30 June 2002 were £12.3 million. This is £9.0 million more than the same period last year, despite a lower level of profits, and is already ahead of the total operating cash inflow for 2001. Cash reserves at the end of June were £14.4 million and taking this into account, net debt has reduced to £115.4 million from £118.8 million at the end of 2001.

TURNOVER

Total turnover for the Group, for the six months to 30 June 2002, stood at £120.8 million, of which £120.5 million related to continuing operations. For the continuing operations, this is 2.5% lower than the £123.6 million of turnover experienced for the same period last year. Turnover in the second quarter of this year has risen by 3% when compared to the first quarter of this year.

Gas Cylinders

The divisional turnover for the six months of £63.3 million was £6.0 million higher than the same period in the prior year. For this second quarter, turnover at £31.5 million is £1.6 million ahead of the results for the comparative three months to 30 June 2001. This increase is mainly due to the acquisition of SM Gerzat in May 2001.

This division has seen a change in the mix of its sales, with a greater proportion of turnover now attributable to higher added value composite cylinders. Strong demand for composites, especially in the US life support market, has contributed to an increase in sales of composite cylinders of 14% in 2002.

The aluminium market has been subject to significant pricing pressure from increased competition, especially within the US medical market, which, coupled with the lower volumes, has led to a decrease of approximately 6% in total global aluminium cylinder revenues. Volumes are down across the beverage, fire and scuba markets, but industrial market sales are up by 27%.

With both the US and Asian aluminium cylinder markets being depressed during the period, the division has benefited from its renewed strength in the European markets after the acquisition last year of SM Gerzat. European sales revenues have held up relatively well compared to the first half of 2001, with SM Gerzat adding an extra £6.5 million to the division's turnover.

Cylinder sales into Asia have seen a significant reduction of 14%, mainly as a result of the subdued general trading conditions in this region. Increased price competition has also had a negative impact upon Asian sales.

Superform sales have remained at similar levels to those of last year, with increased sales across most of our UK markets, especially rail, being offset by the difficult trading experienced in the US commercial aircraft sector. The commercial airline industry in the US has slowed dramatically in the past nine months leading to delays in orders. The demand from other US transport sectors continues to be strong.

Elektron

Divisional turnover for the first six months of 2002 stands at £49.1 million which is £6.1 million below the same period in 2001. Turnover has, however, increased steadily on a quarterly basis since the last quarter of 2001, with the turnover levels now 24% higher than they were then.

The zirconium side of the business has suffered from reduced demand and competitive price pressures. The market for zirconium catalysis products was significantly lower than in the first half of 2001. In total, zirconium revenues for the first half of 2002 are 18% lower than the first half of 2001. Whilst demand remains lower than in recent years, a wide range of new products are being actively marketed.

Another continuing factor for the reduced total level of sales within the Elektron division, when compared to the same period in 2001, is the slow start up of production of one of the main US military magnesium powder customers following its temporary closure in April 2001. This customer has yet to begin producing at full capacity. In both the US and Europe, sales of desulphurisation products into the steel industry are also significantly down, due to the sharp downturn suffered by this sector.

Commercial alloy sales are down, due to pricing pressure from Chinese imports, but demand for our advanced high performance alloys is ahead of the first half of last year. An increase of 15% has been achieved in magnesium refining over the same period of last year, with our new plant in the Czech Republic being commissioned during this period. This increase in revenues has helped offset the decrease in sales in our US markets.

The European magnesium die-casting market has remained relatively stable throughout the first six months of 2002.

Speciality Aluminium

Turnover at £8.1 million for the first half of 2002 is approximately 27% below the same period last year. Demand continues to remain weak for drawn tube product and the division continues to be under pressure when competing on price. Over the past several years the business has suffered from the strength of the dollar pushing up input costs, whilst the Euro's weakness has reduced export prices. The present movements in the currency markets may help rectify some of this margin pressure.

GROSS PROFIT

Continuing operations saw a fall in gross profit margin of 3% from 22% for the first six months in 2001 to 19% in 2002. The decline in margin is mainly as a result of pricing pressure in some traditional key markets, such as the US medical and automotive markets. These reductions have been mitigated to some extent, by increased added-value composite cylinder sales and the benefits arising from our cost reduction exercise.

NET OPERATING EXPENSES BEFORE GOODWILL AND EXCEPTIONAL ITEMS

Net operating expenses have decreased in the continuing operations from £15.7 million in 2001 to £15.0 million in 2002, which represents a drop of approximately 4%. They currently represent approximately 12% of turnover compared with 12.7% for the same period last year. This reflects the reduction in administration costs being achieved as part of the cost reduction exercise and is net of a £1.0 million increase for the inclusion of SM Gerzat in France and the new magnesium plant in the Czech Republic.

OPERATING PROFIT BEFORE GOODWILL AND EXCEPTIONAL ITEMS

In the first half of 2002, the Group's profitability before goodwill and exceptional items at £8.0 million was £3.1 million lower when compared to the first half of last year. Profitability has improved from the third and fourth quarters of 2001, when the continuing operations made only £2.8 million. The performance in the second quarter of 2002 was also an improvement upon the first quarter of 2002, with profits up 50% due to the cost saving measures which are now yielding substantial benefits.

As a percentage of sales, operating profit before goodwill and exceptional items, has steadily improved through the last two quarters. The return on sales for the second quarter of 2002 at 7.9%, was only slightly lower than the 8.1% for the same quarter in 2001. This has pushed the return for the half year up to 6.6%, though this remains below the average achieved in the first half of 2001, of 9%.

The divisional results are further explained below.

Gas Cylinders

Profitability in the Gas Cylinders division has improved by 33% over the same period last year, rising from £4.0 million to £5.3 million. This has been achieved through an improved sales mix, with increased composite cylinder sales, combined with cost reductions and the benefits from the acquisition of SM Gerzat. This improvement in mix has been offset to some extent by pricing pressures in the aluminium market.

Elektron

Profitability in the Elektron division has seen a significant deterioration from last year's first half year results. For the six months to 30 June 2002, the level of profits before goodwill and exceptional items stood at £3.7 million compared with £7.1 million for the first six months of 2001. Since the start of this year, the levels of profitability have recovered, being more than double those attained in the latter half of 2001.

Reduced volumes and price pressures in the zirconium business, together with lower sales of magnesium flare products, had a significant impact on profit when compared with the first half of 2001.

Speciality Aluminium

With margins remaining under pressure and further reduced volumes, profitability has remained poor for the first six months of the year and a loss of £1.0 million has been incurred. The division has initiated a fresh drive to increase sales volumes, this initiative being timed to take advantage of the more favourable Euro to Sterling exchanges and a lower aluminium metal price.

GOODWILL AMORTISATION

The charge for goodwill amortisation of £0.9 million for the six months is at a similar level to last year.

EXCEPTIONAL ITEMS

During the first six months of 2002 there have been no exceptional items. In the prior half year, there was an operating exceptional charge of £1.8 million, which was incurred in relation to the closure of one of our Gas Cylinder plants in the UK and the transfer of production to our two remaining plants in France and the UK. This formed the first stage of our rationalisation initiatives in 2001 and by the end of 2001, a total of £4.7 million in rationalisation and redundancy costs had been charged in response to the downturn in the economic climate.

NET INTEREST PAYABLE

The charge for net interest costs in the first half of 2002 was £6.8 million compared to £7.8 million for the same period last year. This reduction reflects the benefit of the Group purchasing a proportion of its corporate bond debt in 2001.

TAXATION

The taxation charge is £1.0 million for the half year. This is lower than the £1.3 million for the same period last year due to lower operating profits. In the UK we continue to be in a taxable loss position after accounting for the Senior Notes interest payable, however in the US we are in a taxable position where the earnings after interest are positive.

NET LOSS AFTER TAXATION

After interest and tax, the Group made a net loss of £0.7 million for the first six months of 2002 compared to a profit of £1.2 million for the same period in 2001. This loss has been offset against brought forward profit and loss reserves.

For the three months to 30 June 2002, the Group made a net profit of £0.3 million. For the same period in 2001 the Group had made a loss of £1.1 million.

DIVIDENDS

Dividend charges in both 2002 and 2001 relate to our 5% cumulative preference shares, which accumulate a 5% dividend per annum. The dividend is not due to be paid until the eventual redemption of the preference shares, so for each accounting period, an accrual for the dividend payable on redemption of the shares is made through the Group's profit and loss account and then credited back to the profit and loss reserve. The total dividend accrued to preference shareholders was £14.8 million at 30 June 2002, and this is included in the amount of £100.9 million of 'Non-equity – shareholders' funds' disclosed in the balance sheet.

CAPITAL AND LIQUID RESOURCES

Cash flow

Operating cash inflows for the first six months of 2002 were £12.3 million compared with £3.3 million for the same period last year and £11.8 million for the whole of 2001. Total cash balances stood at £14.4 million and there is also an overdraft of £0.6 million relating to overseas subsidiaries. In the UK we remained undrawn in respect to the £20 million short term loan facilities.

The Group continues to focus on cash generation and conservation. A major factor in the higher cash inflow is the maintenance of a lower level of working capital. We are also continuing our tight planning and control of capital expenditure, which totalled £3.3 million in 2002, compared to £7.7 million for the same six month period last year.

Net cash flows also benefited from approximately £3.2 million of tax rebates resulting from settlement in the US and UK of overpayments made in 2000 and 2001.

Net debt

Net debt has reduced by £3.4 million to £115.4 million at 30 June 2002, from £118.8 million at 31 December 2001. At the start of 2002, the Company repaid the £3.0 million of short term bank debt, which was no longer required to fund working capital.

Acquisitions and Disposals

There have been no acquisitions or disposals during the first six months of 2002. We have paid a further £0.6 million with regard to the settlement of deferred consideration on US acquisitions made in 1998. The remaining liability is now only £1.4 million and these payments are due to come to an end in early 2004.

MARKET RISKS

Foreign exchange rate – Translation Risk

The Group is subject to translation risk on the retranslation of the net assets of overseas subsidiary undertakings. For the six months to 30 June 2002, the Group made a net exchange gain of £1.4 million compared to £0.1 million for the same period last year. The US Dollar to Sterling exchange rate remains the primary exposure with regard to the translation of operating profits and net assets. The US Dollar strengthened against Sterling in the first quarter of 2002, leading to a total gain on translation of net assets of £1.2 million. Since then, the US Dollar has weakened and the Group put in place, in May 2002, a series of foreign exchange rate hedges to protect the Group's net assets from translation losses. These contracts expire in March 2003. Without these hedges being in place the Group would have made a net gain of only £0.2 million, compared to the actual gain of £1.4 million.

Foreign exchange rate – Transaction Risk

As of 30 June 2002, the Group had similar levels of foreign currency sales and purchases to the year-end levels, with a mark to market loss of approximately £0.1 million. Our principal currency transaction risk continues to be the Euro.

Aluminium Price Risk

Our requirement for aluminium remains unchanged from the year end position of 24,000 tonnes per annum. Approximately 70% of the total primary aluminium exposure as at 31 December 2001 was covered by forward hedging. This position remains unchanged at 70% coverage for the balance of the year ended 31 December 2002. We also have hedges in place for 2003 covering approximately 35% of our aluminium requirements.

The mark to market value of the LME contracts at 30 June 2002 was $1.5 million. The average three month LME price has fallen when compared to last year's prices, averaging $1,387 per tonne in 2002 compared with $1,472 per tonne for 2001.

BOARD MEMBER CHANGES

Mr Norman Murray retired from the Board of Directors on 30 May 2002. Mr Whalley, Chairman of the Board, has taken over Mr Murray's responsibilities as Chairman of the Audit Committee.

UNAUDITED PROFIT AND LOSS ACCOUNT FOR THE HALF YEAR TO 30 JUNE 2002

	Three months to 30 June 2002 £M	Three months to 30 June 2001 £M	Half year to 30 June 2002 £M	Half year to 30 June 2001 £M	Full year to 31December 2001 £M
Turnover by division:					
Gas Cylinders	**31.5**	29.9	**63.3**	57.3	114.3
Elektron	**25.5**	26.7	**49.1**	55.2	97.7
Speciality Aluminium	**4.1**	5.3	**8.1**	11.1	19.3
Continuing operations	**61.1**	61.9	**120.5**	123.6	231.3
Discontinued operations	**0.2**	0.2	**0.3**	10.2	10.7
Inter-segment sales	**-**	(0.1)	**-**	(1.5)	(1.5)
TURNOVER	**61.3**	62.0	**120.8**	132.3	240.5
Cost of sales	**(49.2)**	(49.3)	**(97.8)**	(104.8)	(199.1)
Gross profit	**12.1**	12.7	**23.0**	27.5	41.4
Net operating expenses before goodwill and exceptional items	**(7.3)**	(7.8)	**(15.0)**	(16.4)	(30.8)
OPERATING PROFIT BEFORE GOODWILL & EXCEPTIONAL ITEMS	**4.8**	4.9	**8.0**	11.1	10.6
Operating profit by division:					
Gas Cylinders	**2.8**	1.5	**5.3**	4.0	6.3
Elektron	**2.5**	3.4	**3.7**	7.1	8.6
Speciality Aluminium	**(0.5)**	0.1	**(1.0)**	-	(1.0)
Continuing operations	**4.8**	5.0	**8.0**	11.1	13.9
Discontinued operations	**-**	(0.1)	**-**	-	(3.3)
	4.8	4.9	**8.0**	11.1	10.6
Goodwill amortisation	**(0.5)**	(0.4)	**(0.9)**	(0.8)	(1.8)
Exceptional items	**-**	(1.8)	**-**	(1.8)	(4.7)
OPERATING PROFIT	**4.3**	2.7	**7.1**	8.5	4.1
Disposal of fixed assets	**-**	-	**-**	-	(0.6)
Profit on sale of operations	**-**	(0.1)	**-**	1.8	1.8
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST	**4.3**	2.6	**7.1**	10.3	5.3
Interest receivable & similar income	**0.1**	0.5	**0.2**	1.3	1.7
Interest payable & similar charges	**(3.4)**	(4.5)	**(7.0)**	(9.1)	(16.4)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	**1.0**	(1.4)	**0.3**	2.5	(9.4)
Taxation	**(0.7)**	0.3	**(1.0)**	(1.3)	(0.1)
(LOSS)/PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION	**0.3**	(1.1)	**(0.7)**	1.2	(9.5)
Minority interests	**-**	-	**-**	-	-
(LOSS)/PROFIT FOR THE FINANCIAL PERIOD	**0.3**	(1.1)	**(0.7)**	1.2	(9.5)
Dividends – *non-equity*	**(1.2)**	(1.2)	**(2.5)**	(2.3)	(4.7)
NET LOSS FOR THE PERIOD	**(0.9)**	(2.3)	**(3.2)**	(1.1)	(14.2)
EBITDA before exceptional items (1):					
- Continuing operations	**7.3**	7.5	**13.0**	15.8	23.3
- Total Group	**7.3**	7.4	**13.0**	16.0	20.2
Return on sales (2):					
- Continuing operations	**7.9%**	8.1%	**6.6%**	9.0%	6.0%
- Total Group	**7.8%**	7.9%	**6.6%**	8.4%	4.4%

Note: (1) EBITDA before exceptional items consists of operating profit before exceptional items, and the non-cash items of depreciation and goodwill amortisation. (2) Return on sales is the percentage ratio of operating profit before exceptional items and goodwill amortisation divided by turnover.

UNAUDITED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE HALF YEAR ENDED 30 JUNE 2002

	Half year to 30 June 2002 £M	Half year to 30 June 2001 £M	Full year to 31 December 2001 £M
(Loss)/Profit attributable to members of the parent company	**(0.7)**	1.2	(9.5)
Net exchange gain/(loss) on retranslation of net assets of overseas subsidiary undertakings	**1.4**	0.1	(0.1)
TOTAL RECOGNISED GAINS AND LOSSES	**0.7**	1.3	(9.6)

UNAUDITED RECONCILIATION OF SHAREHOLDERS' FUNDS FOR THE HALF YEAR ENDED 30 JUNE 2002

	Half year to 30 June 2002 £M	Half year to 30 June 2001 £M	Full year to 31 December 2001 £M
Total recognised gains and losses	**0.7**	1.3	(9.6)
Shareholders' funds at beginning of period	10.1	19.7	19.7
SHAREHOLDERS' FUNDS AT END OF PERIOD	10.8	21.0	10.1

UNAUDITED GROUP BALANCE SHEET AT 30 JUNE 2002

	30 June 2002 £M	30 June 2001 £M	31 December 2001 £M
FIXED ASSETS			
Intangible assets	**26.4**	29.0	27.3
Tangible assets	**78.4**	77.9	80.0
Investments	**2.9**	2.9	2.9
	107.7	109.8	110.2
CURRENT ASSETS			
Stocks	**30.8**	37.1	32.9
Debtors	**40.1**	44.5	37.8
Cash at bank and in hand	**14.4**	24.6	13.3
	85.3	106.2	84.0
CREDITORS: amounts falling due within one year	**(41.7)**	(45.0)	(40.4)
NET CURRENT ASSETS	**43.6**	61.2	43.6
TOTAL ASSETS LESS CURRENT LIABILITIES	**151.3**	171.0	153.8
CREDITORS: amounts falling due after more than one year			
Senior Notes due 2009	**(128.4)**	(134.6)	(128.2)
Other loan finance	**(0.5)**	(0.7)	(0.6)
Accruals and deferred income	**(0.4)**	(1.6)	(1.2)
	(129.3)	(136.9)	(130.0)
PROVISIONS FOR LIABILITIES AND CHARGES	**(10.2)**	(12.1)	(12.7)
	11.8	22.0	11.1
CAPITAL AND RESERVES			
Called up share capital	**87.0**	87.0	87.0
Merger reserve	**(207.5)**	(207.5)	(207.5)
Profit and loss account	**131.3**	141.5	130.6
SHAREHOLDERS' FUNDS	**10.8**	21.0	10.1
Shareholders' funds/(deficit) - equity	**(90.1)**	(75.0)	(88.3)
- non-equity	**100.9**	96.0	98.4
	10.8	21.0	10.1
Minority interest - equity	**1.0**	1.0	1.0
	11.8	22.0	11.1

UNAUDITED GROUP CASH FLOW STATEMENT FOR THE HALF YEAR ENDED 30 JUNE 2002

	Half year to 30 June 2002 £M	Half year to 30 June 2001 £M	Full year to 31 December 2001 £M
NET CASH INFLOW FROM OPERATING ACTIVITIES	**12.3**	3.3	11.8
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest received	**0.2**	1.3	1.7
Interest paid	**(6.9)**	(8.3)	(15.2)
Payment of loan issue costs on re-financing	-	(0.1)	(0.1)
Dividends paid to minority interests	-	(3.1)	(3.1)
	(6.7)	(10.2)	(16.7)
TAXATION			
Corporation tax received	**1.9**	-	-
Overseas tax received/(paid)	**0.5**	(3.7)	(4.8)
	2.4	(3.7)	(4.8)
CAPITAL EXPENDITURE & FINANCIAL INVESTMENT			
Payments to acquire tangible fixed assets	**(3.3)**	(7.7)	(14.4)
Receipts from sale of tangible fixed assets	-	-	0.1
ESOP purchase of shares	-	(0.7)	(0.7)
	(3.3)	(8.4)	(15.0)
ACQUISITIONS AND DISPOSALS			
Purchase of new businesses (including costs)	-	(6.6)	(6.6)
Cash acquired with new businesses	-	2.8	2.8
Purchase of minority interest shares	-	(0.1)	(0.1)
Payments for acquisitions made in earlier periods	**(0.6)**	(1.2)	(1.3)
Disposal of businesses (net of costs)	-	8.6	12.2
Costs paid in relation to disposals in prior periods	**(0.3)**	-	(5.4)
	(0.9)	3.5	1.6
EQUITY DIVIDEND PAID	-	-	-
NET CASH INFLOW/(OUTFLOW) BEFORE USE OF LIQUID RESOURCES AND FINANCING	**3.8**	(15.5)	(23.1)
MANAGEMENT OF LIQUID RESOURCES			
Movement in fixed term cash deposits	**0.1**	30.4	46.9
FINANCING			
Repayments of finance leases	**(0.1)**	(0.3)	(0.4)
Repayment of debt acquired with new business	-	(5.4)	(5.4)
Draw down of short term bank loan	-	-	3.0
Repayment of short term bank loan	**(3.0)**	-	-
Purchase of Senior Notes due 2009	-	(16.0)	(22.9)
	(3.1)	(21.7)	(25.7)
INCREASE/(DECREASE) IN CASH	**0.8**	(6.8)	(1.9)

NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

The accompanying unaudited interim financial statements are consolidated accounts for Luxfer Holdings PLC and its subsidiary undertakings. They have been prepared in accordance with United Kingdom generally accepted accounting principles for interim financial statements. Accordingly, they do not include all of the information and notes required by United Kingdom generally accepted accounting principles for full financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended 30 June 2002 are not necessarily indicative of the results that may be expected for the year ending 31 December 2002.

These interim financial statements have been prepared using the accounting policies set out in Luxfer Holdings PLC financial statements for the year ended 31 December 2001. The statutory accounts of Luxfer Holdings PLC for 2001 were signed by the directors on 28 March 2002 and the auditors' report thereon was unqualified.

2. EXCEPTIONAL ITEMS

There were no exceptional items in the first half of 2002.

For the year ended 31 December 2001, an operating exceptional charge of £4.7 million was incurred in relation to rationalisation and redundancy costs. Of this amount, £2.9 million was charged at the end of the fourth quarter of 2001 for redundancy, while the remaining £1.8 million charge was made in the second quarter of 2001 in connection with the closure of one of our Gas Cylinder plants in the UK and the transfer of its production to our two remaining European cylinder plants in France and the UK.

A £0.6 million non-operating charge was made in 2001 for asset disposals made as part of the rationalisation of production within our Gas Cylinders operations.

During 2001 the Group also made an exceptional gain of £1.8 million from the sale of British Aluminium Speciality Extrusions. The business was based at Workington in England and was sold to the French based aluminium group, Pechiney, at the end of the first quarter of 2001.

3. NOTES TO GROUP CASH FLOW STATEMENT

(a) Reconciliation of operating profit to net cash inflow from operating activities

	Half year to 30 June 2002 £M	Half year to 30 June 2001 £M	Full year to 31 December 2001 £M
Operating profit	**7.1**	8.5	4.1
Depreciation	**5.0**	4.9	9.6
Amortisation of goodwill	**0.9**	0.8	1.8
(Increase)/decrease in stocks	**1.6**	(1.9)	1.6
(Increase)/decrease in debtors	**(4.3)**	(6.4)	3.0
(Decrease)/increase in creditors and provisions	**2.1**	(1.5)	(7.0)
	12.4	4.4	13.1
Non-operating exceptional items	**(0.1)**	(1.1)	(1.3)
Net cash inflow from operating activities	**12.3**	3.3	11.8

3. NOTES TO GROUP CASH FLOW STATEMENT (CONTINUED)

(b) *Reconciliation of net cash flow to movement in net debt*

	Half year to 30 June 2002 £M	Half year to 30 June 2001 £M	Full year to 31 December 2001 £M
Increase/(decrease) in net cash for the period	**0.8**	(6.8)	(1.9)
Cash outflow from repayment of debt and finance leases	**3.1**	5.7	5.8
Cash outflow from purchase of senior loan notes due 2009	**-**	16.0	22.9
Cash inflow from new debt facilities	**-**	-	(3.0)
Cash outflow from payment of loan issue costs	**-**	-	0.1
Cash inflow from decrease in fixed term cash deposits	**(0.1)**	(30.4)	(46.9)
Change in net debt resulting from cash flows	**3.8**	(15.5)	(23.0)
Debt acquired on acquisition of business	**-**	(5.4)	(5.4)
Loss on purchase of senior notes due 2009	**-**	(0.7)	(0.8)
Translation differences	**(0.2)**	(1.2)	(0.9)
Amortisation of issue costs	**(0.2)**	(0.6)	(1.1)
Movement in debt in the period	**3.4**	(23.4)	(31.2)
Net debt at the beginning of the period	**(118.8)**	(87.6)	(87.6)
Net debt at the end of the period	**(115.4)**	(111.0)	(118.8)

INDEPENDENT REVIEW REPORT TO LUXFER HOLDINGS PLC

Introduction
We have been instructed by the company to review the financial information for the six months ended 30 June 2002 which comprises the Unaudited Profit and Loss Account, Unaudited Balance Sheet, Unaudited Group Cash Flow Statement, Unaudited Statement of Total Recognised Gains and Losses, Unaudited Reconciliation of Shareholders' Funds and the related notes 1 to 3. We have read the other information contained in the interim financial statements and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim financial statements, including the financial information contained therein, are the responsibility of, and have been approved by the directors. See Note 1 for the basis of preparation of these interim financial statements.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

Ernst & Young LLP
Manchester
19 August 2002

CORPORATE DETAILS

ADDITIONAL INFORMATION

Further information regarding interim financial statements:
Steve Williams
Group Finance Director

General enquiries on the Luxfer Group:
Robert Bailey
Corporate Development Director

REGISTERED OFFICE
The Victoria, Harbour City
Salford Quays
Manchester M5 2SP

COMPANY SECRETARY
Linda F Seddon

AUDITORS
Ernst & Young LLP
100 Barbirolli Square
Manchester M2 3EY

BANKERS
Bank of Scotland PLC
Broad Street House
55 Old Broad Street
London EC2P 2HL

The Royal Bank of Scotland plc
Corporate Banking Office
PO BOX 450
5/10 Great Tower Street
London EC3P 3HX

SOLICITORS
Dickson Minto W.S.
Royal London House
22/25 Finsbury Square
London EC2A 1DS

HammondSuddard's Edge
Trinity Court
16 John Dalton Street
Manchester M60 8HS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC

By: L F Seddon

Name: Linda Seddon

Title: Company Secretary

Dated: August 20, 2002